Filed by SilverBox Engaged Merger Corp I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SilverBox Engaged Merger Corp I

Commission File No.: 001-40118

The following is a transcript of an interview with Joseph E. Reece, Executive Chairman of the Board of SilverBox Engaged Merger Corp I, with CNBC:

CNBC Interview Transcript – Joe Reece

November 3, 2021

Scott Wapner: Black Rifle Coffee Company, which focuses on military vets, is going public in a $1.7 billion SPAC deal. Leslie Picker has an exclusive interview for us today and joins us right now. Hey Leslie.

Leslie Picker: Hey Scott, thank you so much. Yes, I’m joined by Joe Reece, he is the co-founder of the SPAC sponsor, SilverBox Capital. Joe, thank you very much for being here. Interesting acquisition with Black Rifle. This is a company that, as a recent New York Times Magazine article put it, they say that Black Rifle became the unofficial coffee of the MAGA universe. It’s recently drawn a lot of controversy from publishing a blog post that supported then-President Trump's Muslim immigration ban. It’s had a lot of reputational scrutiny and headlines related to its merchandise, which was captured in photos at the Capitol on January 6th as well as on Kyle Rittenhouse, who is charged with killing two people at a Black Lives Matter protest. He wore a Black Rifle t-shirt when released on bail. Why are you investing in this company despite all of these headlines?

Joe Reece: Well, first, Leslie and Scott, great to see you, it’s always good to spend time together, so thanks for having me on. Let's step back and talk a little bit about what Black Rifle Coffee Company really is and what it isn't, and then to answer your question specifically, why we at SilverBox Engaged decided to invest in it. Black Rifle Coffee Company at its core is an extremely high-growth, mission-driven coffee company serving premium coffee and merchandise to a very loyal set of customers. What it is not is a company that has any political affiliation. It's not a company that sells or promotes firearms. It's literally a high-growth, high-quality coffee company. When we think about why we invest in it, Leslie, the question you asked, there are three things that I think often get lost in this era we live in, this urge to label. First, this is a rapidly growing, financially sound organization that we found quite compelling from a shareholder return perspective. Second, it's a digitally native omnichannel business with expansive white space and great growth opportunities. And then finally, the mission to improve and support the lives of Veterans, first responders and the military, we just found that pretty compelling, which is why my partners and I at SilverBox Engaged are going to donate over $4 million to their foundation.

Picker: I understand, when you look at the financials and the prospects for growth here. However, I wonder when you say that they're not a promotional vehicle for firearms, I mean, they have coffee names like the AK-47 and the Silencer Smooth. They have been participants, whether willingly or unwillingly, in a variety of political issues and polarization in this country. You know, you're basically, are you worried that you're putting your money behind something that is more than that, that is a political statement?

Reece: So let's talk about the name of the company because I think that's a good summation of how the company got started. I actually think when you think about Evan, the founder of the company, I think his story is an inspirational one for everyone. It doesn't matter what side of the aisle that you sit on. I’m a Dixiecrat or a Rockefeller Republican and I think about Evan and what he’s done. Here is a young man who joined the Army, became a Green Beret, did multiple tours in Iraq and Afghanistan and decided, hey, I'm going to come home, I’m going to start a great coffee company and I’m going to create value but I’m also going to serve my community. I’m going to hire Veterans, you know, he's publicly stated he wants to hire 10,000 Veterans. I think he might. Half of the company’s employees now are Veterans or spouses, and that's a community that's historically been very underserved and so Black Rifle, the name, that's the name that the founders, Evan in particular, the tool that he carried in service to his country in Afghanistan, in Iraq and other spots was a black rifle. It doesn't mean we're selling firearms, we're selling really good coffee and really fun merchandise.

Picker: I’m curious if this SPAC was negotiated before the Digital World Acquisition Corp SPAC that agreed to acquire Trump's planned media and technology company. That stock has seen a tremendous run although some volatility as well. Was that a signal that kind of this community and the more right-leaning political bend could find opportunity in the SPAC world?

Reece: Well, so I'm not a market timer or a trader. I'm an investor, as you know, Leslie. So we started diligencing this company in June. We spent over four months exhaustively looking at the financial statements, the business practices, the quality of management, the operations and the growth potential. The timing of that SPAC and our announcement was purely serendipitous, it had nothing to do with it. And as it relates to a company that might take advantage of the right, I think that's wrong in that I think of our customer base. Two of our three largest SNSAs for our direct-to-consumer business, the first is New York City and the third is Los Angeles, two cities that you know I live in. I wouldn't call those right leaning. I'd call those center-left, so this is America's coffee company. I saw an article yesterday that made me laugh that said oh, Black Rifle wants to be the right-wing coffee company. Actually, we don't. What Evan and the team want, they want to serve great coffee to every American. It really doesn't matter what side of the aisle they're on because the better that they can do for their shareholders in creating a sustainable, well-run brand, the better you can ultimately serve the mission of supporting Veterans and first responders.

Picker: I'm curious how you arrived at the $1.7 billion valuation for the SPAC. Starbucks is currently trading at 4.6x its 2021 estimated price to sales. The presentation estimates Black Rifle will bring in $230 million in sales, a multiple of 7.4x. So a very significant premium to Starbucks. So how did you get to that number?

Reece: Good question. We priced it off of ‘22 and ‘23 revenues and we look to comparables like Dutch Brothers, Peloton, Oakley, and other high growth consumer subscription-type businesses and when we looked at those businesses we're pricing it at 5.5x 2022 revenue and 7x 2023 revenue – excuse me, 5.5x 2022 and 4x 2023, markedly below all of the comps that we looked at, and when we thought about the growth opportunity and the white space that Black Rifle has versus any other competitor, we felt it was a pretty compelling valuation and look, valuation is a moment in time. We were pleased yesterday with how the stock performed, but if you ask Evan and Tom, and the rest of the management team, they're more focused on building a company that’s sustainable and will create longer term value for shareholders. We think as a moment in time, which valuation is today, we think it was valued appropriately to enter the public markets, and I think the stock market performance would indicate that.

Picker: Alright, Joe Reece, SilverBox Capital co-founder. Thank you very much for being here, discussing your recent deal to acquire Black Rifle. We appreciate it.

Reece: Thank you, Leslie.

###

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

Certain statements in this communication are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Authentic Brands, LLC (the “Company”) or SilverBox Engaged Merger Corp I (“SBEA”). Forward-looking statements generally relate to future events or SBEA’s or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SBEA and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) SBEA’s ability to complete the business combination; (2) the outcome of any legal proceedings that may be instituted against SBEA, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of SBEA, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SBEA’s final prospectus relating to its initial public offering dated February 25, 2021, in the registration statement on Form S-4 (the “Form S-4”) relating to the business combination to be filed with the Securities and Exchange Commission (the “SEC”), and in subsequent filings with the SEC, including the final prospectus/proxy statement relating to the business combination. There may be additional risks that neither SBEA nor the Company presently know or that SBEA and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SBEA nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication.

Additional Information about the Proposed Business Combination and Where to Find It

This communication is being made in respect of the proposed transaction involving SBEA and the Company. In connection with the proposed business combination, the Form S-4 is expected to be filed by a newly-formed holding company (“PubCo”) with the SEC that will include a proxy statement of SBEA and that will also include a prospectus of PubCo. SBEA’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE FORM S-4, INCLUDING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE AMENDMENTS THERETO AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT SBEA, PUBCO, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SBEA as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

SBEA, PubCo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SBEA’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in SBEA is contained in SBEA’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SBEA in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination that will be filed on Form S-4 when available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.